Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-206953

SUNTRUST BANKS, INC.

TERM SHEET

$1,000,000,000 2.70% Senior Notes due 2022

Issuer:	SunTrust Banks, Inc. (“SunTrust”)

Title of Securities:	2.70% Senior Notes due 2022

Issue Size:	$1,000,000,000

Trade Date:	November 28, 2016

Settlement Date:	December 1, 2016 (T+3)

Maturity Date:	January 27, 2022

Treasury Benchmark:	1.750% US Treasury due November 30, 2021

Treasury Yield:	1.796%

Spread to Treasury:	+93 bps

Re-offer Yield:	2.726%

Coupon:	2.70% per annum

Interest Payment Dates:	Semiannually in arrears on January 27 and July 27 of each year beginning on July 27, 2017 (long first coupon).

Optional Redemption Provisions:	The Notes will not be subject to redemption at SunTrust’s option at any time prior to December 27, 2021 (one month prior to the maturity date). At any time on or after December 27, 2021, the Notes may be redeemed at SunTrust’s option at a redemption price equal to 100% of the principal amount of the Notes, plus accrued but unpaid interest thereon to the date of redemption.

Ranking:	The Notes will be senior unsecured indebtedness of SunTrust and rank equally with SunTrust’s other senior unsecured indebtedness and will be effectively subordinated to SunTrust’s secured indebtedness and indebtedness of SunTrust’s subsidiaries.

Use of Proceeds:	SunTrust intends to use the net proceeds from the offering, together with cash on hand, to redeem $750 million in aggregate principal amount of its outstanding 3.5% Senior Notes due 2017 in accordance with their terms and to use any additional amounts for general corporate purposes.

Denominations:	Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof

Price to Public:	99.872%

Underwriting Discount:	0.300%

Net Proceeds to the Issuer (after underwriting discounts but before offering expenses):	$995,720,000

Listing:	None

Expected Ratings:	Baa1/ BBB+ / A- (Moody’s / S&P / Fitch)*

CUSIP/ISIN:	867914 BM4 / US867914BM42

Joint Book-Runners:	SunTrust Robinson Humphrey, Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Co-Managers:	J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Loop Capital Markets LLC
The Williams Capital Group, L.P.

*Note: An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting SunTrust Robinson Humphrey, Inc. at 800-685-4786, Barclays Capital Inc. at 888-603-5847, Citigroup Global Markets Inc. (c/o Broadridge Financial Solutions) at 1-800-831-9146, or Morgan Stanley & Co. LLC at 1-866-718-1649.